DC

No Act
P.E. 1-5-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044054

February 7, 2007

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: UST Inc.
Incoming letter dated January 5, 2007

Dear Mr. Friedman:

This is in response to your letters dated January 5, 2007 and January 12, 2007 concerning the shareholder proposal submitted to UST by Nick Rossi. We also have received letters on the proponent's behalf dated January 9, 2007 and January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

FEB 2 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

811669

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

Rule 14a-8(i)(10)

January 5, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi for Inclusion in UST Inc.'s 2007 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received from Nick Rossi (the "Proponent"), who has appointed John Chevedden as his proxy, a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") proposing the following:

"RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible."

By copy of this letter, the Company notifies Mr. Chevedden of its intention to omit the Proposal from the Company's proxy materials for the 2007 annual meeting of shareholders (the "2007 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2007 Proxy Materials because the Company has already substantially implemented the Proposal (Rule 14a-8(i)(10)).

Background

The Company has advised us that its board of directors (the "Board") , at a meeting held in December of 2006, voted to approve an amendment to the Company's Restated Certificate of Incorporation to implement the annual election of directors (the "Amendment") and that it be submitted for approval to the Company's shareholders at the 2007 annual meeting. In the 2007 Proxy Materials, the Board will recommend that the shareholders vote for the Amendment. If the Amendment is approved by the requisite vote of the Company's shareholders, each of the Company's directors will be elected annually, beginning at the 2007 annual meeting.

In a press release issued on December 19, 2006, the Company indicated that it will be submitting to a shareholder vote at the 2007 annual meeting a proposal to declassify the Company's Board. Subsequently, the Company has communicated to Mr. Chevedden its intention to submit the Amendment to its shareholders and that, if approved, the Amendment would result in the annual election of all directors beginning at the 2007 annual meeting. As of the date hereof, Mr. Chevedden has not withdrawn the Proposal.

Discussion

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." As is clear from the language of the rule, and consistent with the Staff interpretations of the predecessor "mootness" rule, a proposal need not be fully effected to be excluded pursuant to Rule 14a-(i)(10), so long as it was substantially implemented. The Staff has repeatedly granted relief excluding shareholder proposals that relate to board declassification under Rule 14a-8(i)(10) where (i) the company's board of directors has voted to submit a declassification proposal to the company's shareholders at the company's next annual meeting and (ii) implementation of annual elections requires the consent of the company's shareholders. *See, e.g.*, MeadWestvaco Corp. (Feb. 13, 2006); Praxair, Inc. (Feb. 2, 2006);

Schering-Plough Corp. (Feb. 02, 2006); Sempra Energy (Jan. 27, 2006); Northrop Grumman Corp. (Mar. 22, 2005); Sabre Holdings Corp. (Mar. 2, 2005); Goodyear Tire & Rubber Co. (Feb. 18, 2005); Raytheon Co. (Feb. 11, 2005); Honeywell Int'l. (Jan. 31, 2005); Weyerhaeuser Co. (Mar. 8, 2004); SBC Communications Inc. (Jan. 9, 2004); KeyCorp (Mar. 13, 2002).

The Company has substantially implemented the Proposal. As stated, the Board approved submission of the Amendment to the Company's shareholders at the 2007 annual meeting. In addition, shareholder approval of the Amendment is required to implement the annual election of directors. The Company is a Delaware corporation and under Delaware law and the Company's Restated Certificate of Incorporation shareholder approval is required to amend the provisions of the Restated Certificate of Incorporation, including those which currently provide for a classified Board structure. Accordingly, the Company has satisfied the two primary criteria that the Staff has relied on in granting relief under Rule 14a-8(i)(10) with respect to shareholder declassification proposals.

Furthermore, we note that while the Staff, for the purpose of granting relief, has not required that all directors stand for election in the year in which the shareholders approve the amendment to the charter (*See, e.g.*, MeadWestvaco Corp. (Feb. 13, 2006); Praxair, Inc. (Feb. 2, 2006)), the Company is intending to have all directors stand for election at the 2007 annual meeting if the Amendment is approved. Accordingly, there is no argument to be made that the Amendment will not fully implement the Proposal.

Lastly, we note that the inclusion of the Proposal in the 2007 Proxy Materials would create confusion for shareholders and, as such, the Proposal may also be permitted to be omitted under Rule 14a-8(i)(9).

<u>Conclusion</u>

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Mr. Chevedden as proxy for the Proponent. The Company's 2007 annual meeting will be held on May 1, 2007, and the Company expects to file and mail its definitive 2007 Proxy Materials on or after March 26, 2007. As the Company will need to begin printing its 2007 Proxy Materials prior thereto, we respectfully request that we be notified of the Staff's position as promptly as practicable.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman /M.D./

David J. Friedman

Attachments

cc: Maria R. Sharpe
(UST Inc.)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net
(By certified mail, return receipt requested, and email)

Exhibit A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Vincent A. Gierer
Chairman
UST Inc. (UST)
100 W Putnam Ave
Greenwich CT 06830

Rule 14a-8 Proposal

Dear Mr. Gierer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Nick Rossi 10/2/06

cc: Richard A. Kohlberger
Corporate Secretary
PH: 203-661-1100
FX: 203-622-3493
Maria Sharpe
T: 203-622-3626
F: 203-622-3315

[Rule 14a-8 Proposal, November 20, 2006]
3 – Elect Each Director Annually

RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

This topic won our 64% support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org formally recommends adoption of shareholder proposals without stalling for a second 64% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. Nick Rossi, Boonville, Calif. sponsored the 2006 edition of this proposal. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Mr. Gierer, our CEO/Chairman, had 20-years director tenure – Independence concern.
- The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm, rated our company "High concern" in executive pay – $8 million CEO pay in a year.
- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- And one yes-vote from our 160 million shares could elect a director for 3-years under our obsolete plurality system.

- We had to marshal an awesome 80% shareholder vote to make at least one key governance change – Entrenchment concern.
- Cumulative voting was not allowed.
- Ten of our 10 directors were designated "Accelerated Vesting" directors due to service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

Rule 14a-8(i)(10)

January 12, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi for Inclusion in UST Inc.'s 2007 Proxy Materials

Ladies and Gentlemen:

We are writing on behalf of UST Inc. (the "Company") to supplement our letter dated January 5, 2007 (another copy of which is attached as Annex A) and to respond to the letter dated January 9, 2007, which was submitted on behalf of the Proponent by Mr. John Chevedden. Capitalized terms, not otherwise defined herein, shall have the meanings assigned to such terms in our letter dated January 5, 2007.

As described in our letter dated January 5, 2007, the Board of Directors of the Company has approved, subject to shareholder approval (as required by Delaware law), an amendment to the Company's Restated Certificate of Incorporation to implement the annual election of directors (the "Amendment"). The Amendment will be submitted for approval to the Company's shareholders at the 2007 annual meeting, which is the same meeting at which the Proponent has asked to present its Proposal. The only vote required to approve the Amendment is that which is required by Delaware law – namely, a majority of the outstanding shares. The Company is not imposing any special vote. In the 2007 Proxy Materials, the Board intends to recommend that the shareholders vote for the Amendment.

If the Amendment is approved by the Company's shareholders, each of the Company's directors will be elected annually, beginning at the 2007 annual meeting. In this regard, the Company has elected to implement the declassification at the earliest practicable day.

In light of the Company's actions in submitting the Amendment to shareholders at the 2007 annual meeting and its decision to implement declassification in the most expeditious manner possible, the Company has clearly substantially implemented the Proposal and, as such, the Proposal may properly be omitted under Rule 14a-8(i)(10). This position is also consistent with numerous no-action letters issued by the Staff and cited in our earlier letter. We do not believe that anything set forth in Mr. Chevedden's letter affects the applicability of Rule 14a-8(i)(10).

Based upon the foregoing, we hereby respectfully reiterate the Company's request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of this letter are enclosed, and a copy is being sent to the Mr. Chevedden as proxy for the Proponent.

As set forth in our January 5th letter, if you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Maria R. Sharpe
(UST Inc.)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net
(By certified mail, return receipt requested, and email)

ANNEX A

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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Rule 14a-8(i)(10)

January 5, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi for Inclusion in UST Inc.'s 2007 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received from Nick Rossi (the "Proponent"), who has appointed John Chevedden as his proxy, a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") proposing the following:

"RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible."

By copy of this letter, the Company notifies Mr. Chevedden of its intention to omit the Proposal from the Company's proxy materials for the 2007 annual meeting of shareholders (the "2007 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2007 Proxy Materials because the Company has already substantially implemented the Proposal (Rule 14a-8(i)(10)).

Background

The Company has advised us that its board of directors (the "Board") , at a meeting held in December of 2006, voted to approve an amendment to the Company's Restated Certificate of Incorporation to implement the annual election of directors (the "Amendment") and that it be submitted for approval to the Company's shareholders at the 2007 annual meeting. In the 2007 Proxy Materials, the Board will recommend that the shareholders vote for the Amendment. If the Amendment is approved by the requisite vote of the Company's shareholders, each of the Company's directors will be elected annually, beginning at the 2007 annual meeting.

In a press release issued on December 19, 2006, the Company indicated that it will be submitting to a shareholder vote at the 2007 annual meeting a proposal to declassify the Company's Board. Subsequently, the Company has communicated to Mr. Chevedden its intention to submit the Amendment to its shareholders and that, if approved, the Amendment would result in the annual election of all directors beginning at the 2007 annual meeting. As of the date hereof, Mr. Chevedden has not withdrawn the Proposal.

Discussion

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." As is clear from the language of the rule, and consistent with the Staff interpretations of the predecessor "mootness" rule, a proposal need not be fully effected to be excluded pursuant to Rule 14a-(i)(10), so long as it was substantially implemented. The Staff has repeatedly granted relief excluding shareholder proposals that relate to board declassification under Rule 14a-8(i)(10) where (i) the company's board of directors has voted to submit a declassification proposal to the company's shareholders at the company's next annual meeting and (ii) implementation of annual elections requires the consent of the company's shareholders. *See, e.g.*, MeadWestvaco Corp. (Feb. 13, 2006); Praxair, Inc. (Feb. 2, 2006);

Schering-Plough Corp. (Feb. 02, 2006); Sempra Energy (Jan. 27, 2006); Northrop Grumman Corp. (Mar. 22, 2005); Sabre Holdings Corp. (Mar. 2, 2005); Goodyear Tire & Rubber Co. (Feb. 18, 2005); Raytheon Co. (Feb. 11, 2005); Honeywell Int'l. (Jan. 31, 2005); Weyerhaeuser Co. (Mar. 8, 2004); SBC Communications Inc. (Jan. 9, 2004); KeyCorp (Mar. 13, 2002).

The Company has substantially implemented the Proposal. As stated, the Board approved submission of the Amendment to the Company's shareholders at the 2007 annual meeting. In addition, shareholder approval of the Amendment is required to implement the annual election of directors. The Company is a Delaware corporation and under Delaware law and the Company's Restated Certificate of Incorporation shareholder approval is required to amend the provisions of the Restated Certificate of Incorporation, including those which currently provide for a classified Board structure. Accordingly, the Company has satisfied the two primary criteria that the Staff has relied on in granting relief under Rule 14a-8(i)(10) with respect to shareholder declassification proposals.

Furthermore, we note that while the Staff, for the purpose of granting relief, has not required that all directors stand for election in the year in which the shareholders approve the amendment to the charter (*See, e.g.*, MeadWestvaco Corp. (Feb. 13, 2006); Praxair, Inc. (Feb. 2, 2006)), the Company is intending to have all directors stand for election at the 2007 annual meeting if the Amendment is approved. Accordingly, there is no argument to be made that the Amendment will not fully implement the Proposal.

Lastly, we note that the inclusion of the Proposal in the 2007 Proxy Materials would create confusion for shareholders and, as such, the Proposal may also be permitted to be omitted under Rule 14a-8(i)(9).

<u>Conclusion</u>

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Mr. Chevedden as proxy for the Proponent. The Company's 2007 annual meeting will be held on May 1, 2007, and the Company expects to file and mail its definitive 2007 Proxy Materials on or after March 26, 2007. As the Company will need to begin printing its 2007 Proxy Materials prior thereto, we respectfully request that we be notified of the Staff's position as promptly as practicable.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman /M.D./

David J. Friedman

Attachments

cc: Maria R. Sharpe
(UST Inc.)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net
(By certified mail, return receipt requested, and email)

Exhibit A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Vincent A. Gierer
Chairman
UST Inc. (UST)
100 W Putnam Ave
Greenwich CT 06830

Rule 14a-8 Proposal

Dear Mr. Gierer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Nick Rossi 10/2/06

cc: Richard A. Kohlberger
Corporate Secretary
PH: 203-661-1100
FX: 203-622-3493
Maria Sharpe
T: 203-622-3626
F: 203-622-3315

[Rule 14a-8 Proposal, November 20, 2006]

3 – Elect Each Director Annually

RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

This topic won our 64% support at our 2006 annual meeting. The Council of Institutional Investors www.cii.org formally recommends adoption of shareholder proposals without stalling for a second 64% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. Nick Rossi, Boonville, Calif. sponsored the 2006 edition of this proposal. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
"In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Mr. Gierer, our CEO/Chairman, had 20-years director tenure – Independence concern.
- The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm, rated our company "High concern" in executive pay – $8 million CEO pay in a year.
- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- And one yes-vote from our 160 million shares could elect a director for 3-years under our obsolete plurality system.

- We had to marshal an awesome 80% shareholder vote to make at least one key governance change – Entrenchment concern.
- Cumulative voting was not allowed.
- Ten of our 10 directors were designated "Accelerated Vesting" directors due to service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

[redacted]

From: CFLETTERS
Sent: Wednesday, January 17, 2007 11:36 AM
To: [redacted]
Cc: [redacted]
Subject: FW: UST Inc. (UST) # 2 Shareholder Position on Company No-Action Request (Nick Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 17, 2007 11:12 AM
To: CFLETTERS
Cc: Maria Sharpe
Subject: UST Inc. (UST) # 2 Shareholder Position on Company No-Action Request (Nick Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

UST Inc. (UST)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Annual Election of Each Director Nick Rossi

Ladies and Gentlemen:

This responds further to the company January 5, 2007 no action request, the only company communication in its no action request. A key addition to the text below is, “A company recommendation of a yes-vote can have only symbolic meaning if 80% of shares outstanding must approve the company proposal and typically only 75% of shares outstanding vote.”

The text of the rule 14a-8 proposal states:
“RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board’s power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.”

Thus, “Comprehensive commitment to adopt annual election of each director” has first priority in this proposal. Yet the company no action request does not even advise the percentage of the shares outstanding required to adopt this proposal. Shareholders thus have no way to evaluate the level of commitment by the company to obtain the votes required for adoption. And whether the company must then use "all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.[2]

Furthermore the company gives no indication of its level of commitment to this proposal other than it will recommend a yes-vote. A company recommendation of a yes-vote can have only symbolic meaning if 80% of shares outstanding must approve the company proposal and typically only 75% of shares outstanding vote.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Maria Sharpe <msharpe@usthq.com>

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

[redacted]

From: CFLETTERS
Sent: Wednesday, January 10, 2007 8:27 AM
To: [redacted]
Cc:
Subject: FW: UST Inc. (UST) Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 09, 2007 9:46 PM
To: CFLETTERS
Cc: Maria Sharpe
Subject: UST Inc. (UST) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

UST Inc. (UST)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Annual Election of Each Director John Chevedden

Ladies and Gentlemen:

This is an initial response to the company January 5, 2007 no action request.

The text of the rule 14a-8 proposal states:
[3]RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.[2]

Thus, [3]Comprehensive commitment to adopt annual election of each director[2] has first priority in this proposal. Yet the company no action request does not even advise the percentage of the shares outstanding required to adopt this proposal. Shareholders thus have no way to evaluate the level of commitment by the company to obtain the votes required for adoption. And whether the company must use "all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.[2]

Furthermore the company gives no indication of its level of commitment to this proposal other than it will recommend a yes-vote. A recommendation of a yes-vote can have only symbolic meaning if 80% of shares outstanding must approve the proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Maria Sharpe <msharpe@usthq.com>

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UST Inc.
Incoming letter dated January 5, 2007

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director.

There appears to be some basis for your view that UST may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that UST must receive shareholder approval in order to provide for the annual election of directors and that UST will provide shareholders at UST's 2007 Annual Meeting with an opportunity to approve an amendment to its certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if UST omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which UST relies.

Sincerely,

Ted Yu
Special Counsel

END